Exhibit 3.1



                             DATED 28 February 2001





                            (1) TOWNPAGESNET.COM PLC

                               (2) SQUASH LIMITED


                       (3) UK PROPERTY CHANNEL.COM LIMITED








            --------------------------------------------------------

                             SHAREHOLDERS AGREEMENT

            --------------------------------------------------------












                               RICHARD SALEH & Co
                                   SOLICITORS
                                 DIDSBURY HOUSE
                                748 WILMSLOW ROAD
                                    DIDSBURY
                               MANCHESTER M20 2DW

T H I S   A G R E E M E N T  is made             28       February          2001
---------------------------

B E T W E E N:-
-------------

(1)   TOWN  PAGESNET.COM  PLC  (Registered  in  England  No.  3608347  ) whose
      -----------------------
      registered   office  is  situated  atWelton  House,  Mill  Lane,  Alton,
      Hampshire GU34 2QG ("TPN");

(2)   SQUASH LIMITED  (Registered in the Commonwealth of the Bahamas No. 455B)
      --------------
      whose registered office is situate at H & J Corporate Services Limited, Sherlaw House, Shirley Street, P. O. Box SS- 19084, Nassau, Bahamas (ASquash@); and

(3) UK PROPERTY CHANNEL.COM LIMITED (Registered in England No. 3668169) whose registered office is situated at 1st Floor Didsbury House,748 Wilmslow Road, Didsbury, Manchester M20 2DW ("the Company").

W H E R E A S:-

(A) The Company is a private company incorporated in England on 16 November 1998 in the original name of Video Promotions (UK) Limited (subsequently changed to its present name by Special Resolution dated 15 March 2000) under Company Number 3668169.

(B) The Company has an authorised share capital of ,1,000 divided into 1,000 Ordinary Shares of ,1.00 each of which 200 have been issued and are fully paid and are held as to 60 by or on behalf of Squash and 140 by or on behalf of TPN.

(C) TPN and Squash have agreed that they shall be shareholders in the Company which shall be run as a joint venture company and that the management of the Company and their association therein shall be governed by the terms and conditions hereinafter appearing.

 .
NOW IT IS HEREBY AGREED as follows:-
-----------------------

1.    DEFINITIONS

1.1 In this Agreement unless the context otherwise requires the following words and expressions shall have the following meanings:- means the articles of association of the

      "the Articles"          Company from time to time including the new
                              articles of association to be adopted pursuant to the Resolutions.

      "the Auditors"          means  the  auditors  for the time  being of the
                              Company   appointed  in   accordance   with  the
                              provisions of the Companies  Acts 1985 and 1989.
                              The present Auditors are Ernst Young.

      "Board" the duly appointed board of directors for the time being of the Company.

      "Board Representative" a director of the Company appointed by TPN or by Squash pursuant to the terms of this Agreement.

      "the Business"          means the business of the creation and
                              management of websites for estate agents and the sale of advertising space thereon carried on by the Company.

      "the Completion Date"   10 working days after the date of
                              this Agreement or such earlier date as shall be agreed by TPN and Squash.

      "Dividend Policy"       The dividend policy of the Company
                              described in clause 8 below.

      "the Resolutions"       means the  special  resolutions  set out in
                              Schedule 1 to be adopted by the Company on the Completion Date.

      "Restricted Period"     means (in respect of either Shareholder)
                              the period during which that Shareholder holds (or is otherwise beneficially entitled to) any shares in the Company and for two years thereafter.

      "Shareholders"          means TPN and Squash together (construed in
                              accordance with clause 1.5) and "Shareholder" shall be construed accordingly.

1.2 Words and expressions defined in the Companies Acts 1985 and 1989 have the same meanings in this Agreement but excluding any statutory modification thereof not in force at the date of this Agreement.
1.3 Reference to any statute or statutory provisions includes a reference to that statute or statutory provisions as from time to time amended extended or re-enacted.
1.4 Where applicable, words denoting the masculine gender shall include the feminine and neuter genders and words denoting the singular shall include the plural and vice versa and references to persons shall include corporations.
1.5 References to the parties and any of them shall be deemed to include the respective legal personal representatives, successors in title and assigns from time to time of those parties.
1.6 The clause headings shall not affect the construction of this Agreement and references to clauses, sub-clauses, paragraphs and Schedules are to clauses, sub-clauses and paragraphs of, and Schedules to this Agreement.
1.7 Where any obligation is taken on by more than one person such obligation shall unless otherwise expressly stated be joint and several.

2.    AGREEMENT

2.1 In consideration of the execution of this Agreement by the other parties thereto each party hereby agrees to be bound by the terms of this Agreement.
2.2 This Agreement supersedes any previous agreement between the parties concerning the Companies.
2.3 TPN warrants that Ci4Net,Com Limited has no rights over the share capital of the Company.

3.    COMPLETION
TPN and Squash shall procure that on the Completion Date:-
3.1   The Resolutions are lawfully passed as special resolutions of the Company;
      and
3.2 Squash's and TPN's names are (if not already) respectively entered in the register of members of the Company as registered holders of the shares referred to in Recital (B) to this Agreement.

4.    WORKING CAPITAL
4.1 Neither of the Shareholders shall be in any way obliged to provide further funding for the Company or the Business.
4.2 The Shareholders agree that if the Company should require further funding beyond what can be raised by the Company, this will only be provided by the further issue of shares in the capital of the Company if both of the Shareholders consent to such issue in writing.

5.    THE CONSTITUTION OF THE COMPANY
5.1 The Board shall consist of no more than 3 persons and the initial Directors shall be the following persons who shall be the Board Representatives of the following Shareholders:-

           NAME                            SHAREHOLDER

           Robert Bradshaw                 TownPagesNet.com Plc

           Richard Walker                  TownPagesNet.com Plc

           Jeffrey Spector                 Squash Limited

      and the parties shall procure that such persons are appointed as directors on the Completion Date and that any other Directors resign from the Board.
5.2 The Chairman of all Meetings of the Board and of General Meetings of the Company shall be Robert Bradshaw (or such other person as shall be nominated in writing by TPN from time to time) who shall have the casting vote at all such Meetings.
5.3 The Shareholders hereby agree to exercise their voting rights as shareholders in the Company in such manner so that at all times following the Completion Date while they remain members of the Company holding ordinary share capital the Board shall always comprise one Board Representative of Squash (which may be Squash itself) and two Board Representatives of TPN (one of which may be TPN itself).
5.4 Each Board Representative may only be replaced or removed from the Board by notice in writing given by the party who appointed him.
5.5 Each of the Board Representatives shall be entitled to appoint an alternate (who shall not be an employee of the Company) to act for him and in his place in accordance with the Articles. Such appointment can be made at any time under hand and is not subject to the approval of the Board.
5.6 Not less than 7 days notice in writing shall be given to the Directors of any Board Meeting unless all the Directors agree to a shorter period of notice in writing.
5.7 The quorum necessary for the transaction of business at a meeting of the Directors shall be two, one of whom shall be a Board Representative of Squash.

6.    CONDUCT OF THE COMPANY'S AFFAIRS
The Shareholders shall exercise all rights available to them in relation to the Company (and any subsidiary of the Company as though it were the Company for the purpose of the following clauses) and the Company shall do everything necessary to procure (so far as it is able to do so) that during the term of this Agreement (save with the prior written consent of both of the Shareholders or of at least one TPN Board Representative and one Squash Board Representative):-

6.1 the business of the Company consists exclusively of the Business to be run solely by the Company as soon as practicable;
6.2 the Shareholders are given full opportunity to examine the books and accounts kept by the Company and are supplied with all relative information, including monthly management accounts and operating statistics and such other trading and financial information in such form as they reasonably require to keep each of them properly informed about the Business and generally to protect their interests;
6.3 Neither the Company nor any Subsidiary of the Company shall without the prior written consent of both of the Shareholders:-

      6.3.1 create any fixed or floating charge, lien (other than a lien arising by operation of law) or other encumbrance over the whole or any part of the undertaking, property or assets of the Company or of such Subsidiary, except for the purpose of securing the indebtedness of the Company to its bankers for sums borrowed in the ordinary and proper course of the Business;
      6.3.2 borrow any sum of money (except from the Company's bankers in the ordinary and proper course of the Business);
      6.3.3 make any loan or advance or give any credit (other than normal trade credit) to any Person, except for the purpose of making deposits with bankers which shall be repayable upon the giving of no more than seven days' notice];
      6.3.4 give any guarantee or indemnity to secure the liabilities or obligations of any Person (other than a wholly owned Subsidiary of the Company);
      6.3.5 save as provided in clause 11, sell, transfer, lease, assign or otherwise dispose of a material part of the undertaking, property and/or assets of the Company or any such Subsidiary (or any interest therein), or contract so to do otherwise than in the ordinary and proper course of the Business;
      6.3.6 issue any unissued shares for the time being in their respective capitals or create or issue any new shares except as expressly permitted by the Company's Articles of Association;
      6.3.7 alter any rights attaching to any class of share in the capital of the Company;
      6.3.8  consolidate,  sub-divide  or convert any of the  Company's  share capital or in any way alter the rights attaching thereto;
      6.3.9  issue renounceable allotment letters or permit any Person entitled to receive an allotment of shares to nominate another Person to receive such allotment except on terms that no such renunciation or nomination shall be registered unless the renouncee or Person nominated is approved by the Board; or
      6.3.10 create, acquire or dispose of any Subsidiary or of any shares in any Subsidiary;
      6.3.11 enter into any partnership or profit sharing agreement with any Person;
      6.3.12 do or permit or suffer to be done any act or thing whereby the Company may be wound up (whether voluntarily or compulsorily), save as otherwise expressly provided for in this Agreement;
      6.3.13 issue any options or warrants or debentures or other securities convertible into shares or debentures or any share warrants or any options in respect of shares;
      6.3.14 acquire, purchase or subscribe for any shares, debentures, mortgages or securities (or any interest therein) in any company, trust or other body;
      6.3.15 create any contract or obligation to pay money or money's worth to any member of the Company or to any Holding Company of such member or to any other Subsidiary or associate of any such member (including any renewal thereof or any variation in the terms of any existing contract or obligation) other than on commercial arms length terms; and
      6.3.16 appoint any committee of the Directors or any local board or delegate any of the powers of the Directors to such committee or local board.
6.4 the auditors of the Company are Ernst Young or such other firm of chartered accountants as TPN shall determine;
6.5 the bankers of the Company are HSBC Bank plc or such other major clearing bank as TPN shall nominate;
6.6 the registered office of the Company shall be at 1st Floor Didsbury House, 748 Wilmslow Road, Didsbury Manchester M20 2DW or at such other place as TPN shall require and the Company Secretary shall be such person as TPN shall reasonably nominate;
6.7   the  Company   complies  with  the   provisions  of  its  memorandum  of
      association and the Articles;
6.8 board meetings of the Company are convened, at regular intervals by not less than 7 days notice in writing accompanied by an agenda specifying the business to be transacted;
6.9 the Board determines the general policy of the Company (subject to the express provisions of this Agreement), including the scope of their respective activities and operations and that the

             Board reserves to itself all matters involving major or unusual decisions;
6.10  the Company transacts all its business on commercial arms length terms;
6.11 the Company shall not enter into any agreement or arrangement restricting its competitive freedom to provide and take goods and services by such means and from and to such persons as it may think fit;
6.12 the Company shall maintain with a well established and reputable insurer adequate insurance against all risks usually insured against by companies carrying on the same or similar business and (without prejudice to the generality of the foregoing) for the full replacement or reinstatement value of all its assets of an insurable nature;
6.13 the Company shall prepare its accounts on an historical cost basis and shall adopt such accounting policies as may from time to time be generally accepted in England and Wales;
6.14 the Company shall prepare such accounts in respect of each accounting reference period as are required by statute and procure that such accounts are audited as soon as practicable and in any event not later than 4 months after the end of the relevant accounting reference period;
6.15 the declaration, and payment of all dividends by the Company is at the entire discretion of the Board but no Shareholder shall be treated more favourably than any other; and
6.16 all trading losses shall be carried forward by the Company and not surrendered to TPN.

7.    ARTICLES OF ASSOCIATION
7.1 If during the continuance of this Agreement there shall be any conflict between the provisions of this Agreement and the provisions of the Articles then during such period the provisions of this Agreement shall (as between the parties) prevail.
7.2 Nothing herein shall be deemed to constitute an amendment of the Articles or of any previous articles of association of the Company.

8.    NO PARTNERSHIP
Nothing in this Agreement shall constitute or be deemed to constitute a partnership between any of the parties hereto and none of them shall have any authority to bind each other in any way.

9.    CONFIDENTIALITY UNDERTAKINGS
Each Shareholder hereby UNDERTAKES AND COVENANTS with the other Shareholders and with the Company separately that he will not at any time without the consent in writing of the other Shareholders and the Company being first obtained, divulge to any person or publish or use for his own benefit, (or that of any third party), take away, conceal, destroy or retain for his or another's advantage or to the detriment of the Company any information concerning the business, accounts, finances, customers, processes, suppliers, inventions, trade secrets or contractual arrangements or any other dealings transactions or affairs of the Company which may come to his knowledge whether before or after the execution of this Agreement. This covenant shall continue to apply without limit as to time, but shall cease to apply to any Shareholder in respect of information or knowledge which enters the public domain other than through the default of that Shareholder.

10.   COVENANT
The Shareholders agree and mutually COVENANT with each other and with the Company that they will at all times use and exercise their rights to call and convene General Meetings of the Company, the votes they control at General Meetings of the Company, and their right to appoint and remove Directors of the Company arising under the Articles, under this Agreement or otherwise, to ensure the performance, maintenance and observance of the terms and the spirit of this Agreement including the obligations of the Company and the Board and that each of them will do or procure to be done all such acts, assurances, deed or things as may be necessary to carry out this Agreement including where necessary procuring third parties to act appropriately and all of them will use their best endeavours to promote the business of the Company in accordance with the decisions of the Board.

11.   FUTURE SALE
11.1 Squash agrees that if at any time prior to 31 December 2003 TPN procures a bona fide offer from an unconnected third party to acquire the entire issued share capital of the Company for a price of ,5m or more and on terms that Squash will be treated pari passu with TPN then Squash shall co-operate with TPN to effect such a sale and will accept such offer PROVIDED THAT:-
      (a) the consideration is payable in cash or readily convertible securities, with only such retention or deferred consideration element at completion as may be reasonable in the circumstances of such sale;
      (b) no warranties, representations, covenants or indemnities are required from Squash save as to ownership of shares.

11.2 The parties hereby consent to the sale by the Company (and/or its subsidiaries if any) of its assets and undertaking to a third party without the consent of the parties being required PROVIDED THAT:-

      (a) the sale is on arms= length commercial terms; and (b) the parties receive at the time of the sale by way of dividend or other non-refundable payment a sum equal to their respective percentage holding of the share capital of the Company.

12.   NOTICES
12.1 Any notice required or permitted under the terms of this Agreement or required by statute, law or regulation shall (unless otherwise provided by this Agreement or the statute, law or regulation concerned) be in writing and shall be sufficiently given if forwarded by facsimile, by hand or by registered post or by first-class recorded delivery post to the Parties as follows:
      12.1.1 In the case of Squash, to its address as shown in this Agreement (Fax No: 001-242-363-5401) or such other address as Squash may notify to the other Parties for the purposes of, and in accordance with, this clause, and also to Jeffrey Spector, 255 Clifton Drive South, St Annes-On-Sea, Lancashire FY8 1HW (Fax No: 01253-720330); and
      12.1.2 in the case of either TPN or the Company, to its registered office for the time being or such other address as they may notify to the other Parties for the purposes of, and in accordance with, this clause.

12.2 Any such notice shall be in writing in the English language and shall be deemed to have been received and given:
      (a)    in the case of delivery by hand, at the time of delivery;
      (b) in the case of delivery by registered post or by first-class recorded delivery post, three days after the date of mailing; and
      (c) in the case of facsimile transmission, when sent provided that a hard copy is sent immediately thereafter by registered post or by first-class recorded delivery post.

13.   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
13.1 Squash appoints Jeffrey Spector, 255 Clifton Drive South, St Annes-On-Sea, Lancashire FY8 1HW or such other person resident or having an office in England or Wales as Squash may from time to time nominate in writing to the other parties for the purpose (the"AGENT") as agent for service of any notice of proceedings in the English courts and for the purpose of receiving any written communication in connection with this Agreement.
13.2 Squash irrevocably agrees that any writ, judgment or other notice of process or any written communication in connection with this Agreement shall be sufficiently and effectively served on it (a) if delivered to the Agent, or (b) in any other manner permitted by law.
13.3 If the Agent ceases to exist or ceases to be resident in or to have an office in England or Wales where process or written communications may be served, in either case for any reason whatever, Squash undertakes forthwith to appoint some other person or persons resident or having an office in England or Wales as its agent for the purposes of his clause and forthwith to notify each Shareholder and the Company in writing of such appointment.

14.    GENERAL
14.1 No Shareholder may assign his or its rights and obligations hereunder in whole or in part.
14.2 This Agreement shall be read and construed in accordance with the Laws of England and Wales and the shareholders agree to submit any dispute arising hereunder to the Courts of England.
14.3 In the event of the death, liquidation or bankruptcy of any of the parties hereto their respective rights hereunder shall enure for the benefit of, and their respective obligations shall bind, their successors in title.
14.4  All the Schedules form part of this Agreement.
14.5 This agreement and the Schedules shall constitute the entire agreement and understanding between the parties with respect to all matters which are referred to.
14.6 If any term or provision in this agreement shall in whole or in part be held to any extent to be illegal or unenforceable under any enactment or rule of law, that term or provision or part shall to that extent be deemed not to form part of this agreement and the enforceability of the remainder of this Agreement shall not be affected.
14.7 Upon any transfer of shares in the Company to any party by either of the Shareholders then the disposing Shareholder shall make it a condition of the sale that the transferee shall enter into a Deed of Adherence in the form of the draft set out in Schedule 3.

I N W I T N E S S whereof the parties have executed this Agreement as a Deed the day and year first before written.

                                   SCHEDULE 1
                               WRITTEN RESOLUTION

COMPANY NUMBER : 3668169

                       IN THE COMPANIES ACTS 1985 TO 1989

                         UK PROPERTY CHANNEL.COM LIMITED

                               WRITTEN RESOLUTIONS

WE, the undersigned, being all the Members of the above-named Company for the time being entitled to receive notice of and to attend and vote at General Meetings of the Company, make the following resolutions which shall effect as special resolution, and which shall pursuant to section 381A Companies Act 1985 (as amended by the Deregulation (resolution of Private Companies) Order 1996), for all purposes be as valid and effective as if passed at a general meeting of the Company duly convened and held:-

                               SPECIAL RESOLUTIONS

1. That the following numbers of Ordinary shares of ,1.00 in the capital of the Company be and are hereby allotted to the following parties for the respective amounts shown below to be satisfied in cash:-

     Name of Allottee         Number of Ordinary Shares of ,1.00 Amount
     ----------------         ---------------------------------- ------
     TownPagesNet.com Plc     560                                ,560
     Squash Limited           240                                ,240

2. That the regulations contained in the printed document submitted to this meeting, and for the purpose of identification signed by the Chairman hereof, be approved and adopted as the Articles of Association of the Company, in substitution and to the exclusion of all the existing articles thereof.

DATED                 March 2000




 .....................................        ...................................
For and on behalf of TPN Holdings Plc        For and on behalf of Squash Limited

                                   SCHEDULE 2
                                 DRAFT ARTICLES

COMPANY NUMBER : 3668169

                       IN THE COMPANIES ACTS 1985 TO 1989

                            COMPANY LIMITED BY SHARES

                           NEW ARTICLES OF ASSOCIATION

                                       OF

                         UK PROPERTY CHANNEL.COM LIMITED

                         (Adopted by Special Resolution
                            passed on    March 2001)


1. Subject as hereinafter provided and except where the same are varied by or are inconsistent with these Articles the Regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 (hereinafter called "Table A") shall apply to this Company.

2. Regulations 23 to 28 inclusive, 40, 54, 57, 64, 65 to 69 inclusive, 73 to 80 inclusive and 91 of Table A shall not apply to the Company, but the Articles hereinafter contained and the remaining Regulations of Table A, subject to the modifications hereinafter expressed, shall constitute the regulations of the Company.

3. In these Articles "THE 1985 ACT" means the Companies Act 1985 (and every statutory re-enactment thereof or modification thereto for the time being in force).

                                  SHARE CAPITAL
4. The share capital of the Company is ,1,000 divided into 1,000 Ordinary Shares of ,1.00 each (a "Share" or "Shares") which shall each confer upon the holders thereof the same rights and shall rank pari passu in all respects.

                                  VOTING RIGHTS
5. Each Share in the capital of the Company shall entitle the holder thereof to exercise one vote in respect thereof.

                               ALLOTMENT OF SHARES
6. Subject to the provisions of Articles 4 and 9 the Directors are not authorised to exercise the power of the Company to allot shares to the amount of the authorised but unissued share capital of the Company at the date of adoption of these Articles. In this Article any reference to the allotment of Shares shall include a reference to the grant of any right to subscribe for, or to convert any security into Shares, but shall not include any reference to the allotment of Shares pursuant to such a right.

                                      LIEN
7. Regulation 8 of Table A shall be read and construed as if the words "(not being a fully paid share)" were deleted therefrom.

                               TRANSFER OF SHARES
8.    (a)  All  transfers of Shares shall be effected by instrument in writing in any usual or common form or in such other form as the Directors may from time to time approve.
      (b) The instrument of transfer of any partly paid Shares shall be signed by or on behalf of the transferor and the transferee.

9. Save as hereinafter provided in this Article, it shall be obligatory for the Directors to register any duly stamped transfer of a Share or Shares made pursuant to or permitted by the following sub-clauses of this Article 9 AND it shall also be obligatory for the Directors to refuse to register any transfer of an Share or Shares not so made or permitted.
      (a) The Directors may decline to register any transfer of any Share on which the Company has a lien. If the Directors refuse to register a transfer, they shall within two weeks after the date on which the transfer was lodged with the Company send to the transferor notice of the refusal.
      (b) No Share shall be transferred or otherwise disposed of or encumbered save pursuant to the provisions of this Article 9.
      (c) In the event of any Member of the Company (including any person or persons entitled to any Share or an interest therein in consequence of the death or bankruptcy of any person) wishing to dispose of any Share or Shares or an interest in any Share or Shares in the Company such Member (hereinafter called "THE TRANSFEROR") shall give notice in writing (hereinafter called "THE TRANSFER NOTICE") to the Directors of the Company that he desires to transfer the same. A Transfer Notice shall specify the number of Shares in which the Transferor desires to transfer an interest (such Shares in each case being hereinafter referred to as "THE SALE SHARES"). A Transfer Notice may contain a provision that unless all of the Sale Shares are sold by the Company pursuant to the following provisions of this Article none shall be sold and such provision shall be binding on all persons. A Transfer Notice shall constitute the Company as the Transferor's agent for the sale of the Sale Shares (together with all rights attached thereto at the date of receipt of the Transfer Notice) according to the provisions hereinafter set out in this Article;
      (d) As soon as reasonably possible after the price for the Sale Shares has been fixed pursuant to sub-clause (f) of this Article then the Company shall by notice in writing invite other members holding Shares to apply in writing to the Company within 21 days of the date of despatch of such notice (which date shall be specified therein) for such maximum number of the Sale Shares as he or it shall specify in such application;
      (e) The price to be paid for each of the Sale Shares shall be the proportionate part of the open market value of the Company which the number of Sale Shares represents in relation to the number of issued Shares in the capital of the Company. "OPEN MARKET VALUE" means the price which shares might reasonably be expected to fetch on a sale by private treaty and at arm's length by a willing Vendor in the open market to a single purchaser possessed of all information which a prudent prospective purchaser of such issued share capital might reasonably require. In determining the Open Market Value no account shall in any circumstances be taken of the restrictions on the transfer of Shares prescribed in this Article 9 or of the fact that the Sale Shares may represent a majority or a minority interest;

      (f) The Transferor and Directors of the Company as soon as reasonably possible after the giving of the Transfer Notice shall agree the price for the Sale Shares in accordance with sub-clause (e) above of this Article. Provided however that if the Transferor and Directors shall be unable to agree the price within 90 days of the giving of the Transfer Notice then an independent Chartered Accountant (appointed as hereinafter provided) shall be asked to certify (acting as an expert and not as an arbitrator) the price for the Sale Shares calculated in the manner aforesaid. The Auditors may be appointed as such independent Chartered Accountant provided that each Member consents in writing, whereupon any reference to the Independent Chartered Accountant shall be a reference to the Auditors. As soon as the Company receives the Accountant's Certificate it shall furnish a certified copy thereof to the Transferor;
      (g) The independent Chartered Accountant to be appointed for the purpose of sub-clause (f) above shall be appointed by agreement between the Transferor and the Directors or in default of agreement, by the President for the time being of the Institute of Chartered Accountants in England and Wales upon the application of either the Transferor or the Directors, and the cost of his appointment and of his Certificate shall be borne in such manner as he shall direct;
      (h) If within the period specified in sub-clause (d) above applications shall have been received by the Company for any or (except where the Transfer Notice provided otherwise) all of the Sale Shares (or so many of them as shall be applied for as aforesaid) the Directors shall allocate the Sale Shares amongst the applicants and in case of competition pro-rata (as nearly as possible) according to the nominal value of the Ordinary Shares in the Company of which they are registered as holders provided that no applicant shall be obliged to take more than the maximum number of Sale Shares specified by him as aforesaid. The Company shall forthwith give notice of such allocations (hereinafter called an "ALLOCATION NOTICE") to the Transferor and to the persons to whom the Sale Shares have been allocated and shall specify in such Allocation Notice the place and time (being not earlier than 14 and not later than 28 days after the date of the Allocation Notice) at which the sale of the Sale Shares so allocated shall be completed;
      (i) The Transferor shall be bound against receipt of the purchase price in respect thereof to transfer the Sale Shares comprised in an Allocation Notice to the purchaser or purchasers named therein at the time and place therein specified and if he shall fail to do so the Chairman of the Company or some other person appointed by the Directors shall be deemed to have full power to execute complete and deliver in the name and of on behalf of the Transferor transfers of the Sale Shares to the purchasers thereof against payment of the purchase price to the Company. On payment of the price to the Company the purchaser shall be deemed to have obtained good quittance for such payment and on execution and delivery of the transfer duly stamped the Purchaser shall be entitled to have his name entered into the Register of Members as the holder by transfer of the Sale Shares comprised in such transfer. The Company shall forthwith pay the price into a separate bank account in the Company's name and shall hold such price in trust for the Transferor.
      (j) During the 3 months following the expiry of the period of 21 days referred to in the sub-clause (d) of this Article the Transferor shall be at liberty to transfer to any person and at any price (not being less than the price fixed under sub-clause (f) of this Article) any Sale Share not allocated by the Directors in an Allocation Notice provided that if the Transferor stipulated in his Transfer Notice that unless all the Sale Shares comprised therein were sold pursuant to this regulation none should be so sold the Transferor shall not be entitled (save with the written consent of all the other members of the Company) to sell hereunder only some of the Sale Shares comprised in his Transfer Notice; and
      (k) The Directors on receipt of the written agreement of the holders of all the Shares in the capital of the Company shall register a transfer of shares notwithstanding that the regulations contained in sub-clauses (b) to (j) inclusive of this Article shall not have been complied with.

                              ALTERATION OF CAPITAL
10. In accordance with s.91 of the 1985 Act, s.89(1) and s,90(1) to (6) inclusive of the 1985 Act is excluded from applying to the Company. Subject to any direction to the contrary that may be given by the Company by Special Resolution, any unissued shares of the Company (whether forming part of the original or any increased capital) shall, before allotment or issue, be offered (either at par or at a premium but in any case at the same price per share) in the first instance to the holders of shares in the Company in proportion as nearly as the circumstances shall admit to the number of shares held by each of them respectively. The offer shall be made by notice in writing specifying the number of shares offered, and limiting a time (being not less than twenty-one days) within which the offer, if not accepted, shall be deemed to be declined, and after the expiration of that time, or on the receipt of an intimation from any persons to whom the offer is made that he declines to accept the shares offered, the Directors may thereafter dispose of the shares which shall not have been accepted in accordance with Article 6. Every other provision of these Articles which would permit the issue of shares otherwise than in accordance with this Article shall be subject to the provisions of this Article and shall be treated as modified accordingly.

                                GENERAL MEETINGS
11. In every Notice convening a General Meeting of the Company there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that such proxy need not also be a member.

12. Proxies may be deposited at the Registered Office of the Company at any time before the time of the Meetings for which they are to be used unless otherwise specified in the notice convening such Meeting. Regulation 56 of Table A shall be modified accordingly.

13. No business shall be transacted at any general meeting unless a quorum of Members is present. Two members in person or by proxy shall be a quorum. If within half an hour from the time appointed for any general meeting or any adjournment thereof a quorum is not present the meeting shall be dissolved. A corporation being a member shall be deemed to be personally present if represented by its representative duly authorised.

14. For the purposes of Regulation 53 of Table A signature in the case of a corporate body which is a Member shall be sufficient if made by a Director or member of the governing body thereof or by its Secretary.

15. A poll may be demanded by the Chairman of a General Meeting or by any Member present in person or by proxy and Regulation 45 of Table A shall be modified accordingly.

16. The Chairman of a general meeting shall not be entitled to a second or casting vote.

                                VOTES OF MEMBERS

17. On a show of hands and on a poll each Member present in person or by proxy shall have the number of votes designated by Article 5 hereof for every Share of which he is the holder; a corporation being a member shall be deemed to be personally present if represented by its representative duly authorised.

                                    DIRECTORS
18.   (a)  Until  otherwise  determined by the Company in General  Meeting the number of Directors shall be a minimum of two (other than alternate Directors).
      (b) Except to the extent herein mentioned, all Directors shall be considered as one Board of Directors without any distinction.

19.   Each Director  shall have the power to appoint (i) any other Director or
      (ii) any person not disqualified from being a Director of the Company to act as his alternate Director during his absence and at his discretion to remove such alternate Director, and on such appointment being made the alternate Director shall, except as regards remuneration and the power to appoint an alternate, be subject in all respects to the terms and conditions existing with reference to the other Directors of the Company, and each alternate Director, while so acting, shall be entitled to receive notices of all meetings of the Directors and shall exercise and discharge all the functions, powers, and duties of the Director whom he represents including that of counting in a quorum at any such meeting of Directors. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director. Every such alternate shall be an officer of the Company and shall not be deemed to be an agent of the Director appointing him.

                                BORROWING POWERS
20. The Directors without prejudice to their general powers may in the name and on behalf of the Company and from time to time at their discretion borrow from themselves or from others any sum or sums of money for the purposes of the Company without limit as to amount, and mortgage or charge the undertaking property and uncalled Capital of the Company or any part thereof as security for any debt liability or obligation of the Company or of any third party and that upon such terms and in such manner as they think fit.

                         POWERS AND DUTIES OF DIRECTORS
21. A Director who is in any way whether directly or indirectly interested (whether through persons connected with him as defined in s.346 of the 1985 Act or otherwise) in a contract or proposed contract with the
      Company shall declare the nature of his interest at a meeting of the Directors in accordance with s.317 of the 1985 Act. A Director may vote in respect of any contract or arrangement in which he is interested and if he does so vote his vote shall be counted and he may be counted in ascertaining whether a quorum is present at any meeting at which any such contract or arrangement shall come before the Directors for consideration and regulation 94 of Table A shall be modified accordingly.


                            PROCEEDINGS OF DIRECTORS
22. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. The Chairman shall be entitled to a casting vote on a resolution or question which shall give rise to an equality of votes. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors. Regulation 88 of Table A shall be modified accordingly.
23. Unless all of the Directors otherwise agree, at least 7 days notice of every meeting of the

      Directors, setting out the business to be transacted thereat, shall be given to every Director at the address from time to time notified by him to the Secretary of the Company for that purpose and no business except that in respect of which due notice has been given shall be transacted at that meeting save with the consent of all of the Directors or their alternates.

24. The quorum necessary for the transaction of the business of the Directors shall be two Directors present in person or by their duly appointed Alternate Director and such meetings may be held by telephone provided that the Directors comprising the necessary quorum are in verbal communication with each other.

25. The meetings and proceedings of any committee of the Directors consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under Regulation 72 of Table A.

26. A resolution in writing, signed by at least two of the Directors or by their duly appointed alternate Directors shall be as effective as a resolution passed at a meeting of the Directors duly convened and held and such resolution in writing may consist of several documents in like form each signed by one or more of such Directors.

                                    INDEMNITY
27. Every Director, Managing Director, Agent or Secretary of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, including any liability incurred by him in defending any proceedings whether civil or criminal, in which judgment is given in his favour or in which he is acquired, or in connection with any application under s.727 of the 1985 Act in which relief is granted to him by the Court, and no director or other officer shall be liable for any loss, damage, or misfortune which may happen to or be incurred by the Company in the execution of the duties of this office or in relation thereto. But this Article shall only have effect in so far as its provisions are not avoided by s.310 of the 1985 Act.

                                   SCHEDULE 3
                             DRAFT DEED OF ADHERENCE

THIS DEED OF ADHERENCE  is made on
----------------------

B E T W E E N:-
-------------

(1)   TOWN  PAGESNET.COM  PLC  (Registered  in  England  No.  3608347  ) whose
      -----------------------
      registered office is situated at Welton House, Mill Lane, Alton, Hampshire GU34 2QG ("TPN");

(2)   SQUASH  LIMITED   (Registered  in  the   Commonwealth   of  the  Bahamas
      ---------------
      No.      )      whose       registered       office      is      situate
      at                                          (ASquash@); and

(3)                            of
      ------------------------
                                     ("the New Member").

W H E R E A S:-
-------------
(A) TPN and Squash are parties to an Agreement dated [ ] February 2001 ("the Shareholders Agreement") for the purpose of regulating their relationships with each other with regard to UK Property Channel.Com Limited ("the Company")
(B) [TPN] [Squash] has agreed to transfer * shares in the capital of the Company to the New Member.
(C) It is a requirement of the Shareholders Agreement that before a transfer of the said shares is registered in the books of the Company the proposed Transferee shall enter into a document in the form of this Deed.

NOW THIS DEED WITNESSETH as follows:-
------------------------

The New Member HEREBY COVENANTS with TPN and with Squash to be bound by all the provisions of the Shareholders Agreement and to duly perform and observe all the conditions covenants stipulations and provisions which under the Shareholders Agreement ought from time to time to be performed and observed by the New Member.

I N W I T N E S S whereof the parties have executed this document as a Deed the day and year first before written.

SIGNED AS A DEED AND DELIVERED  by                    )
------------------------------
TOWN PAGESNET.COM PLC acting by                       )
---------------------
two Directors or one Director and the Secretary       )



                                  Director

                                  Director/Secretary


THE COMMON SEAL of SQUASH LIMITED was                 )
---------------    --------------
hereunto affixed in the presence of:-                 )


                                  Director

                                  Director/Secretary


SIGNED AS A DEED AND DELIVERED  by                    )
------------------------------
UK PROPERTY CHANNEL.COM LIMITED acting                )
-------------------------------
by two Directors or one Director and the Secretary    )



                                  Director

                                  Director/Secretary